[PNFP Letterhead]	[SNV Letterhead]

Via EDGAR

September 29, 2025
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention: Aisha Adegbuyi

Re:	Steel Newco Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed September 29, 2025 File No. 333-289866 Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Steel Newco Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 4:00 p.m., Eastern Time, on September 30, 2025, or as soon as practicable thereafter.

Please contact H. Rodgin Cohen of Sullivan & Cromwell LLP via telephone at (212) 558-4000 or via e-mail at cohenhr@sullcrom.com with any questions you may have. In addition, please notify Mr. Cohen when this request for acceleration has been granted.

Sincerely,

Steel Newco Inc.

By: /s/ M. Terry Turner
Name: M. Terry Turner
Title: Co-President

By: /s/ Kevin S. Blair
Name: Kevin S. Blair
Title: Co-President

cc:	H. Rodgin Cohen, Sullivan & Cromwell LLP Mitchell S. Eitel, Sullivan & Cromwell LLP Edward D. Herlihy, Wachtell, Lipton, Rosen & Katz Brandon C. Price, Wachtell, Lipton, Rosen & Katz